Exhibit 10

Grown Rogue Grants Options and RSUs

Medford, Oregon, September 2, 2024 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a craft cannabis company born from the amazing terroir of Oregon’s Rogue Valley, granted options on August 31, 2024 (the “Stock Options”) to purchase an aggregate of 6,755,000 subordinate voting shares of the Company (the “SV Shares”) to certain directors, officers and employees. The Stock Options are exercisable at a price of $0.84 per SV Share, of which 5,355,000 expire three (3) years from the date of grant, and 1,400,000 expire five (5) years from the date of grant. 6,705,000 Stock Options vest as follows: 1/3 on December 31, 2024, 1/3 on December 31, 2025 and 1/3 on December 31, 2026. 50,000 Stock Options vest on August 31, 2025.

In addition to the aforementioned grant of Stock Options, the Company has granted 454,200 Restricted Stock Units (“RSUs”) to certain directors of the Company. Upon vesting and settlement, each RSU represents the right to receive one SV Share of the Company. The RSUs all vest on January 1, 2025.

The aforementioned issuance of Stock Options and RSUs resulted in certain directors and officers of the Company receiving an aggregate of 4,130,000 Stock Options and 454,200 RSUs. The Company has relied on the exemptions from the valuation and minority shareholder approval requirements of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”), contained in section 5.5(b) and 5.7(a) of MI 61- 101 in respect of such insider participation.

The Stock Options and RSUs described above and the SV Shares underlying the Stock Options and RSUs are subject to a four-month and one day hold period from the date of grant in accordance with applicable Canadian securities laws, including other resale restrictions that are applicable under U.S. securities laws.

About Grown Rogue

Grown Rogue International Inc. (CSE: GRIN | OTC: GRUSF) is a craft cannabis company operating in Oregon, Michigan, Minnesota, Maryland, and New Jersey, focused on delighting customers with premium flower and flower-derived products at fair prices. The Company’s roots are in Southern Oregon, where it has proven its capabilities in the highly competitive and discerning Oregon market. The Company’s passion for quality product and value, combined with a disciplined approach to growth, prioritizes profitability and return on capital without sacrificing quality. The Company’s strategy is to pursue capital efficient methods to expand into new markets, bringing craft-quality product at fair prices to more consumers. The Company also continues to make modest investments to improve outdoor craft cultivation capabilities in preparation for eventual interstate commerce. For more information, visit www.grownrogue.com.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue, please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer
obie@grownrogue.com

Jakob Iotte

Vice President of Investor Relations
jakeiotte@grownrogue.com
(458) 226-2662